EX-8

LIST OF SUBSIDIARIES

Name of Subsidiaries (Jurisdiction of Incorporation)	Percentage Owned by ChineseWorldNet.com Inc.
NAI Interactive Ltd. (British Columbia, Canada)	100% owned by ChineseWorldNet.com Inc.
ChineseWorldNet.com (Hong Kong) Ltd. (Hong Kong)	99% owned by ChineseWorldNet.com Inc.
ChineseWorldNet.com (Shanghai) Ltd. (People’s Republic of China)	80% owned by ChineseWorldNet.com Inc.
Weihai Consulting Investment Ltd. (People’s Republic of China)	80% owned by ChineseWorldNet.com Inc.